FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 29, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AU OPTRONICS Reports preliminary unaudited 2003 results”, dated January 29, 2004 .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 29, 2004	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AU OPTRONICS REPORTS PRELIMINARY UNAUDITED 2003 RESULTS

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2,
Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, January 29, 2004 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today reported preliminary unaudited 2003 results in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) to comply with requirements issued by the Republic of China Securities and Futures Commission (“ROC SFC”) for disclosure of financial forecasts by public companies.

Unaudited Full Year 2003 Results Compared with Financial Forecasts(1)(2)

Amount: NT$ Million Except Per Share Data	FY 2003 Unconsolidated		FY 2003 Consolidated
	Unaudited	Forecast	Unaudited	Forecast
Net Sales	$97,610	$94,102	$104,861	$102,809
Gross Profit	22,321	21,451	23,462	--
Operating Income	15,570	14,682	16,245	--
Pre-Tax Income	15,573	14,116	15,573	14,116
Net Income	15,660	14,116	15,660	14,116
Basic EPS	NT$3.65	NT$3.29	NT$3.65	NT$3.29
Fully Diluted EPS	NT$3.61	NT$3.26	NT$3.61	NT$3.26
(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan
(2)	All Full Year 2003 figures, including both consolidated and unconsolidated, have not been audited, prepared by AU Optronics Corp. only

AUO FY2003 Results Announcement

AU Optronics Corp. is scheduled to announce its audited FY2003 consolidated financial results on February 10, 2004 and is in quiet period prior to February 10, 2004. Further information concerning the company’s 4Q 2003 financial results, business performance or industry outlook will be provided in the Company’s FY2003 results announcement on February 10, 2004.

News Release

Safe Harbour Notice

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development ris ks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

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